UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On March 16, 2022, Wallbox N.V. (the “Company”) released information regarding its results of operations for the fourth quarter and fiscal year ended December 31, 2021. A copy of the Company’s press release and presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated March 16, 2022

99.2	Wallbox N.V. Presentation, dated March 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: March 16, 2022	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer